VIA EDGAR

August 10, 2017

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:     Wasatch Funds Trust (“Registrant”)

    File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to the supplemental comments on Post-Effective Amendment No. 94 to the Registrant’s registration statement on Form N-1A (“PEA 94”) on behalf of the Wasatch Global Value Fund (formerly, the Wasatch Large Cap Value Fund) (the “Fund”) filed on EDGAR on June 9, 2017 that were provided to me by telephone on Friday, July 28, 2017 by the Securities and Exchange Commission (the “SEC”).

1.	Prospectus – Summary Section – Principal Strategies

SEC Comment:    The second sentence of the second paragraph in the section states that: “Equity securities include common stock, preferred stock and securities convertible into common stock, warrants and rights, and other securities with equity characteristics (for example, depositary receipts, participatory notes or derivatives linked to a basket of underlying equity securities, certain options on common stock, and exchange-traded funds).”

Please describe the types of derivatives the Fund will invest in, their intended purpose and their corresponding risks, including clarifying which options the Fund intends to use. Please see the Letter dated July 30, 2010 released by the SEC entitled “Derivative-Related Disclosures by Investment Companies.”

Response:    The principal strategy of the Fund is to invest primarily in equity securities of foreign and domestic companies. Although the Fund may invest in all types of equity securities, including preferred stocks, convertible stocks, warrants, rights and certain derivatives for hedging purposes (as described in the SAI), the Fund generally invests in common stock and does not anticipate investing in the other types of equities to a significant degree that would warrant each of them to be considered a principal risk of the Fund. Accordingly, the Registrant intends to delete the second sentence with the parenthetical definition of equity securities, thus eliminating the references to preferred stock, convertible stock, warrants, rights, participatory notes, derivatives and exchange traded funds in the summary. Registrant will enhance the principal risk disclosure of investing in equity securities by adding the following:

Equity Securities Risk. Equity securities represent ownership in a company. Stock markets are volatile. The price of equity securities will fluctuate and can decline and reduce the value of a portfolio investing in equity securities. The value of equity securities purchased by the Fund could decline if the financial condition of the companies the Fund invests in declines or if overall market and economic conditions deteriorate. The value of equity securities may also decline due to factors that affect a particular industry or industries, such as labor shortages or an increase in production costs and competitive conditions within an industry. In addition, the value may decline due to general market conditions that are not specifically related to a company or industry, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or generally adverse investor sentiment.

In addition, with respect to the other types of equity securities – the non-principal risks of convertible securities, participatory notes, and exchange-traded funds are currently disclosed in the “Additional Information about Investment Strategies and Risks” section of the prospectus. To this section, Registrant will add the non-principal risks associated with investments in preferred securities, certain noted derivatives, and warrants and rights as follows:

Derivatives Risk. The Fund may use the following derivatives: put and call options on securities, options on futures, and forward foreign currency exchange contracts. Investing in such derivatives is not considered a principal strategy of the Fund. A derivative is a financial contract whose value is based on (or “derived from”) a traditional security (such as a stock or bond), an asset (such as a commodity like gold), or a market index (such as the S&P 500). The Fund may use derivatives for hedging purposes, including to attempt to protect against possible changes in the market value of securities held or to be purchased for the Fund’s portfolio and to facilitate the sale of existing portfolio securities. The use of derivatives presents risks different from, and possibly greater than, the risks associated with investing directly in traditional securities. Among the risks presented are market risk, credit risk, management risk, liquidity risk and the risk that changes in value of a derivative held by the Fund will not correlate with the asset, index or rate underlying the derivative contract. Derivatives can be highly volatile, illiquid and difficult to value. These instruments may entail investment exposures that are greater than their cost would suggest. As a result, a small investment in derivatives can result in losses that greatly exceed the original investment. Adverse movements in the price or value of the underlying asset or index can lead to losses from the use of derivatives, which may be magnified by certain features of the contract. Short positions in derivatives may involve greater risks than long positions, as the risk of loss on short positions is theoretically unlimited (unlike a long position in which the risk of loss may be limited to the notional amount of the instrument). A derivative transaction also involves the risk that a loss may be sustained as a result of the failure of the counterparty to the contract to fulfill its obligations.

The potential benefits to be derived from an options, futures and derivatives strategy are dependent upon the portfolio manager’s ability to assess and predict the impact of market or economic developments on the underlying asset, index or rate, and the derivative itself. This requires different skills and techniques than predicting changes in the price of individual equity or debt securities, and there can be no assurance that the use of this strategy will be successful.

Preferred Stock. Investing in preferred stock is not considered a principal strategy of the Fund. Preferred stock, unlike common stock, may offer a stated dividend rate payable from the issuer’s earnings. Preferred stock dividends may be cumulative, non-

cumulative, participating or auction rate. If interest rates rise, the fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline. Preferred stock may have mandatory sinking fund provisions, as well as call/redemption provisions prior to maturity, a negative feature when interest rates decline affecting the stock’s price.

Warrants and Rights Risk. Investing in warrants and rights is not considered a principal strategy of the Fund. A warrant gives a Fund the right to buy a specified amount of an underlying stock at a predetermined “exercise” price on the date the warrant expires. A Fund has no obligation to exercise the warrant and buy the stock, and a warrant will only have value if the Fund is able to exercise it or sell it before it expires. If the price of the underlying stock does not rise above the exercise price before the warrant expires, typically the warrant will expire without any value and the Fund will lose any amount it paid for the warrant. Similarly, a stock right entitles a Fund to purchase new shares issued by a corporation at a predetermined price (normally at a discount to the current market price) in proportion to the number of shares already owned. Issued rights are only exercisable for a short period of time, after which they expire. A Fund has no obligation to exercise a right and buy the newly issued stock, and a right will only have value if the Fund is able to exercise it or sell it before it expires.

2.	Prospectus – Summary Section – Principal Strategies

SEC Comment:    The first sentence of the fourth paragraph in the section states that: “The Fund may invest a significant amount of its total assets (5% to 50% under normal market conditions) at the time of purchase in securities issued by companies domiciled in emerging markets.” Please clarify if the Fund will invest in companies domiciled in frontier markets.

Response:    The Fund may invest in companies domiciled in frontier markets, and the Registrant accordingly will amend the disclosure as follows:

The Fund may invest a significant amount of its total assets (5% to 50% under normal market conditions) at the time of purchase in securities issued by companies domiciled in emerging and frontier markets.

To correspond to the foregoing change, the Registrant will add the following additional principal risk disclosure:

Frontier Markets Risk. In addition to the risks of investing in foreign securities and emerging markets, frontier market securities involve unique risks, such as exposure to economies less diverse and mature than those of the U.S. or more established foreign markets. Economic or political instability may cause larger price changes in frontier market securities than in securities of issuers based in more developed foreign countries, including securities of issuers in larger emerging markets. Frontier markets generally receive less investor attention than developed markets or larger emerging markets. These risks can result in the potential for extreme price volatility and illiquidity.

3.	Prospectus – Summary Section – Principal Strategies

SEC Comment:        Please explain in general terms how the Adviser decides to sell securities.

Response:    Registrant will add the following disclosure to the Principal Strategies section of the summary:

The Fund typically seeks to sell a security when the issuing company becomes overvalued relative to our analysis of its intrinsic long-term value.

4.      Prospectus – Summary Section – Principal Risks

SEC Comment:    With respect to Sector Weightings Risk, please provide specificity for each sector and add further risks. For example, the consumer staples sector is composed of companies whose primary lines of business are food, beverages, tobacco and other household items. If the Fund invests primarily in food, please state and include any corresponding risks.

Response:    The Registrant notes that the Fund’s allocation to a particular sector will be a function of the investment opportunities identified by the Adviser and therefore such allocations will fluctuate over time.

The Registrant does not have a principal investment strategy to invest in a particular sector or industry therein. Registrant has therefore disclosed that the Fund’s exposure to a particular sector may vary from time to time, and as of the date of the prospectus, the Registrant has highlighted those sectors in which the Fund has particular exposure which include consumer staples, energy, financials, health care, industrials, information technology, real estate and utilities, and the types of businesses that are generally included in such sectors. Registrant believes that the risk disclosure adequately addresses the Fund’s principal risks in this regard.

5.      Prospectus – Summary Section – Historical Performance

SEC Comment:    Pursuant to Item 4, instruction 2(b), in the narrative explanation of the average annual total return table, include a rationale for including a second benchmark index.

Response:    The Registrant has included a secondary comparison benchmark consistent with the parenthetical example provided in Instruction 2(b) to Item 4, e.g. “The average annual total returns table below allows you to compare the Fund’s performance over the time periods indicated to that of a broad-based market index and an additional index composed of securities similar to those held by the Fund.” (emphasis added)

Registrant will also add the following footnotes describing the primary broad-based benchmark market index and the secondary comparison index:

The MSCI All Country World Index (ACWI) is a broad-based market index that captures large and mid cap representation across 23 developed markets and 23 emerging markets countries.

The MSCI All Country World Index (ACWI) Value Index captures large and mid cap securities exhibiting overall value style characteristics across 23 developed market countries and 23 emerging market countries. The ACWI Value Index is more reflective of the Fund’s value style of investing than the broad-based MSCI ACWI Index.

6.      Prospectus – Additional Information about the Fund Section – Additional Information About Investment Strategies and Risks

SEC Comment:      Please clarify which risks are principal and which are non-principal.

Response:    Registrant will revise the section titled Additional Information About Investment Strategies and Risks by identifying whether a risk is principal or non-principal for the Fund. As an example, the Registrant has provided the following risks with the revised disclosure.

Foreign Securities Risk. Investing in foreign securities is a principal strategy of the Fund. The following paragraphs highlight some of the risks of investing in foreign securities.

Foreign Market Risk. Foreign securities markets may be less liquid and their prices may be more volatile than domestic markets. There also may be less government supervision and regulation of foreign stock exchanges, brokers, custodians and listed companies than in the U.S. Certain markets may require payment for securities before delivery and delays may be encountered in settling securities transactions. In some foreign markets, there may not be protection against failure by other parties to complete transactions. There may be limited legal recourse against an issuer in the event of a default on a debt instrument.

Currency Risk. The U.S. dollar value of the Fund’s assets invested in foreign countries will be affected by foreign currency exchange rates and may be affected by exchange control regulations. A change in the value of any foreign currency will change the U.S. dollar value of the Fund’s assets that are denominated or traded in that country. In addition, the Fund may incur costs in connection with conversions between various currencies. While the Fund has the ability to hedge against fluctuations in foreign currency exchange rates, they have no present intention to do so. A risk of not hedging currencies is that if the U.S. dollar strengthens, returns from foreign markets will be less when converted into U.S. dollars. Additionally, certain countries may utilize formal or informal currency-exchange controls or “capital controls.” Capital controls may impose restrictions on the Fund’s ability to repatriate investments or income. Such capital controls can also have a significant effect on the value of the Fund’s holdings.

Political and Economic Risk. Foreign investments may be subject to heightened political and economic risks, particularly in countries with emerging economies and securities markets, which may have relatively unstable governments and economies based on only a few industries. In some countries, there is the risk that the government could seize or nationalize companies, impose additional withholding taxes on dividends or interest income payable on securities, impose exchange controls or adopt other restrictions that could affect the Fund’s investments.

Regulatory Risk. Foreign companies not publicly traded in the U.S. are not subject to accounting and financial reporting standards and requirements comparable to those U.S. companies must meet. In addition, there may be less information publicly available about such companies.

Foreign Tax Risk. The Fund’s income from foreign issuers may be subject to non-U.S. withholding taxes. The Fund may also be subject to taxes on trading profits or on transfers of securities in some countries. To the extent foreign income taxes are paid by the Fund, shareholders may be entitled to a credit or deduction for U.S. tax purposes.

Transaction Costs. The costs of buying and selling foreign securities, including brokerage, tax and custody costs, are generally higher than those for domestic transactions.

Country/Region Risk. Social, political and economic conditions and changes in regulatory, tax, or economic policies in a country or region could significantly affect the markets in that country or region. In addition, global economies and financial markets are becoming increasingly interconnected, which increases the possibility that conditions in one country or region might adversely impact the issuers of securities in different countries or regions. From time to time, a small number of companies and industries may represent a large portion of the market in a particular country or region, and these companies and industries can be sensitive to adverse social, political, economic, or regulatory developments.

Cybersecurity Breach Risk. The Fund may invest in securities of companies that are highly susceptible to cybersecurity breaches but this is not considered a principal strategy of the Fund. Intentional cybersecurity breaches include: unauthorized access to systems, networks or devices (such as through “hacking” activity); infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. In addition, unintentional cybersecurity breaches can occur, such as the inadvertent release of confidential information. A cybersecurity breach could result in the loss or theft of customer data or funds, the inability to access electronic systems (“denial of services”), loss or theft of proprietary information or corporate data, physical damage to a computer or network system, or costs associated with system repairs. Such incidents could affect the business and reputation of companies in which the Fund invests, affecting the Fund’s performance.

Early Stage Companies Risk. The Fund may invest in early stage companies but this is not considered a principal strategy of the Fund. Early stage companies may never obtain necessary financing, may rely on untested business plans, may not be successful in developing markets for their products or services, and may remain an insignificant part of their industry, and as such may never be profitable. Stocks of early stage companies may be illiquid, privately traded, and more volatile and speculative than the securities of larger companies.

7.        Prospectus – Additional Information about the Fund Section – Additional Information About Investment Strategies and Risks

SEC Comment:        Please confirm that all principal strategies are summarized. If not, please revise disclosure accordingly.

Response:    Registrant confirms that, with the addition of the disclosure revisions described in this correspondence, all principal strategies of the Fund are summarized in the prospectus.

8.        Prospectus – Additional Information about the Fund Section – Additional Information About Investment Strategies and Risks

SEC Comment:        The Fund includes an India Region Risk. Please confirm if this risk is a principal risk. If yes, please include applicable disclosure in principal strategies and principal risks in the Summary Section of the prospectus.

Response:    Registrant understands that you indicated that the Fund currently has significant exposure to India. Registrant believes you may be confusing the Wasatch Large Cap Value Fund with the Wasatch Global Opportunities Fund in the semi-annual report due to the proposed name change from Large Cap Value to Global Value. The Wasatch Global Opportunities Fund had 15.7% exposure to India as of the date of the semi-annual report. As of the date of this letter, the Large Cap Value Fund has no exposure to India. The Fund is permitted to invest in the securities of Indian companies, and it therefore has included an India Region Risk as an additional non-principal risk.

9.        Prospectus – Additional Information about the Fund Section – Additional Information About Investment Strategies and Risks

SEC Comment:        Now that principal risk disclosure has been added for Participatory Notes, add corresponding disclosure to the principal strategy section.

Response: See Response #1, above – Investing in Participatory Notes is a non-principal strategy of the Fund. See, also, Registrant’s response to Comment #17 in our correspondence dated    July 20, 2017 re: Participatory Note additional non-principal risk disclosure revision.

10.    Prospectus – Additional Information about the Fund Section – Investment Objective and Other Policies

SEC Comment:        Please disclose how much notice shareholders will receive prior to a Fund’s investment objective being changed.

Response:    Registrant will revise the disclosure as follows:

Shareholders will be given at least 60 days’ notice prior to any change by the Fund of its investment objective.

11.        Prospectus – Account Policies Section – Purchasing Shares

SEC Comment:        The second bullet in the section states that: “The purchase price of your Investor Class shares will be determined the next time the Fund’s Investor Class share price is calculated after the transfer agent has received your request in good order.” Please define “good order.” In addition, please confirm that the Fund complies with the requirements of Rule 22c-1 of the Investment Company Act of 1940, as amended.

Response: Registrant confirms that the Fund intends to comply with the requirements of Rule 22c-1 under the Investment Company Act of 1940, amended. Registrant will revise the disclosure as follows:

The purchase price of your Investor Class shares will be determined the next time the Fund’s Investor Class share price is calculated after the transfer agent has received your request in good order prior to the close of regular trading on a day on which the NYSE is open. A purchase request is in “good order” when the Fund’s transfer agent has received all the information and documentation it deems necessary to effect your request, which would typically mean that it has received federal funds, a wire, a check or Automated Clearing House (“ACH”) transaction, together with a completed account application, or, if an existing shareholder, a completed additional investment form (or written or verbal instructions which include your name, account number, name and class of shares of the Fund and investment amount). Please refer to the Shareholder’s Guide for more detailed instructions on purchasing shares of the Fund.

12.        Prospectus – Account Policies Section – Selling (Redeeming) Shares

SEC Comment:        The ninth bullet in the section states that: “Redemption proceeds can also be sent by wire ($15.00 fee) or electronic funds transfer to your preauthorized bank account.” Please disclose the process for the fee, including who collects the fee and how the fee is charged.

Response:    Registrant will revise the disclosure as follows:

Redemption proceeds can also be sent by wire ($15.00) or electronic funds transfer to your preauthorized bank account. The Fund’s Transfer agent will increase the redemption request by the additional number of shares or partial shares needed to cover the wire transfer fee and will pay that fee to the processing bank.

13.    Prospectus – Account Policies Section – Selling (Redeeming) Shares

SEC Comment:        The thirteenth bullet in the section states that: “The Fund can delay payment of redemption proceeds for up to seven days at any time if it is deemed to be in the best interests of the Fund to do so.” Please confirm that the Fund is complying with the requirements of Section 22(e) of the Investment Company of 1940, as amended.

Response:    Registrant confirms that it intends to comply with Section 22(e). Section 22(e) provides, in relevant part, that “No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to its company or its agent…”(emphasis added) Accordingly, Section 22(e) provides that an investment company has up to seven days to make payment on a redemption request. An investment company, however, may not suspend redemption or postpone payments for more than seven days except under the exceptions set forth in Section 22(e). Although the Registrant intends to send redemption proceeds the business day following the request, the Registrant technically has seven days to honor a redemption request under Section 22(e) and believes the quoted language is consistent with the time frame permitted in Section 22(e). To further address the unusual circumstances in which a redemption request could be delayed for more than seven days, the Registrant will include the following additional disclosure in the Account Policies – Selling (Redeeming) Shares section of the prospectus:

The Funds can suspend redemptions and/or delay payments of redemption proceeds for more than seven days after a redemption request has been received under the following unusual circumstances:

●	For any period (a) during which the NYSE is closed other than customary weekend and holiday closings or (b) during which trading on the NYSE is restricted;

●

For any period during which an emergency exists as a result of which (a) disposal by the Funds of securities owned by it is not reasonably practicable or (b) it is not reasonably practicable for such Fund fairly to determine the value of its net assets; or

●	For such other periods as the SEC may by order permit for the protection of security holders of the Funds.

14.    Prospectus – Summary Section – Principal Risks

SEC Comment:        Please include risks of investing in frontier markets.

Response:    Please see Response #2, above. Registrant has included investing in Frontier Markets a principal strategy of the Fund, and has added a corresponding principal risk disclosure in the summary section of the prospectus.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine Hayes

Vice President

cc:      R. Biles